EXHIBIT 99.1

Brookfield Infrastructure Announces Intention to Redeem its Series 7 Preferred Units

BROOKFIELD, News, Feb. 25, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) today announced that it intends to redeem all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 7 (the “Series 7 Preferred Units”) (TSX: BIP.PR.D) for cash on March 31, 2022. The redemption price for each Series 7 Preferred Unit will be C$25.00. Holders of Series 7 Preferred Units of record as of February 28, 2022 will receive the previously declared final quarterly distribution of C$0.3125 per Series 7 Preferred Unit.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX:BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX:BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$690 billion of assets under management.

Contact information:

Media:	Investors:
Sebastien Bouchard Vice President, Communications Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com